Exhibit (b)(2)
BYLAWS
OF
CAVANAL HILL FUNDS
(Formerly, AMERICAN PERFORMANCE FUNDS)

AMENDMENT NO. 1 TO THE
AMENDED AND RESTATED
BYLAWS

     THE BYLAWS OF THE AMERICAN PERFORMANCE FUNDS, Amended and Restated October 27, 2005, are hereby amended effective December 1, 2008, as provided hereunder.
     1. Article I, Section 1.1 of the Bylaws is hereby deleted in its entirety and replaced with the following:
     “Section 1.1. Agreement and Declaration of Trust. These Bylaws shall be subject to the Agreement and Declaration of Trust, as from time to time in effect (the “Declaration of Trust”), of the Cavanal Hill Funds, the Massachusetts business trust established by the Declaration of Trust (the “Trust”).
     2. Except as amended above, no other change is made to the foregoing Bylaws.